UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

ENDOCARE, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

29264P203
(CUSIP Number)

Thomas S. Hodge Chief Operating Officer Frazier Healthcare Ventures Two Union Square 601 Union Street Seattle, WA 98101 (206) 621-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 29264P203
1. NAMES OF REPORTING PERSONS: FRAZIER HEALTHCARE V, LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,721,915
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,721,915
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,915
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.6%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP NO. 29264P203
1. NAMES OF REPORTING PERSONS: FHM V, LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,721,915
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,721,915
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,915
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.6%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP NO. 29264P203
1. NAMES OF REPORTING PERSONS FHM V, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS (a) ☐ (b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,721,915
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,721,915
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,915
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.6%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Schedule 13D filed by the FRAZIER HEALTHCARE V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership (“FH V LP”), and FHM V, LLC, a Delaware limited liability company (“FHM V LLC”) (each of FH V, FH V LP and FHM V LLC may be referred to herein as a “Reporting Person” and collectively may be referred to herein as “Reporting Persons”) on January 4, 2008 with respect to shares of common stock, par value $0.001 per share, of Endocare, Inc. (the “Issuer”).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby restated in its entirety as follows:

FH V holds an aggregate of 1,721,915 shares of common stock purchased in several transactions for an aggregate purchase price of $11,997,841.97. 1,085,271 shares were purchased in a private transaction from the Issuer on May 25, 2007, 16,666 shares were purchased in open market transactions prior to November 2007, an aggregate of 478,959 shares were purchased in private transactions from two affiliated investment funds on December 7, 2007, 116,667 shares were purchased in a private transaction from an individual on December 12, 2007 and an aggregate of 24,352 shares were purchased in open market transactions from January 29, 2008 through February 4, 2008. Funds for the purchases were provided by FH V from its working capital which is provided by capital contributions of its partners.

ITEM 4.   PURPOSE OF TRANSACTIONS.

Item 4 is hereby restated in its entirety as follows:

The Reporting Persons have acquired shares of common stock of the Issuer for investment purposes. FH V entered into a stock purchase agreement with the Issuer on November 10, 2008 (the “Purchase Agreement”) in connection with an acquisition involving the merger of a subsidiary of the Issuer (the “Acquisition”), and therefore the Reporting Persons may be deemed to hold securities with a purpose or effect of influencing control of the Issuer.

Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the common stock or other securities of the Issuer or pursue strategic transactions as opportunities arise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in the instructions to Item 4.

The foregoing descriptions of the various agreements are qualified by reference to the copies of such agreements attached hereto as exhibits, which agreements are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby restated in its entirety as follows:

(a)    FH V is the record holder of 1,721,915 shares of common stock of the Issuer. FH V may acquire up to an additional 3,000,000 shares of common stock of the Issuer pursuant to the Purchase Agreement. No other Reporting Persons are record holders of securities of the Issuer.

By virtue of the relationships among the Reporting Persons, each may be deemed to share voting power and dispositive power over such shares of common stock of the Issuer. Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,721,915 shares of common stock of the Issuer, which is equal to 14.6% of the Issuer’s issued and outstanding shares of common stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of common stock, except for such securities for which such Reporting Person is the holder of record and except to the extent of such Reporting Person’s proportionate pecuniary interests therein.

(b)    Each of the Reporting Persons may be deemed to share voting power and dispositive power over the 1,721,915 shares of common stock of the Issuer.

(c)    Except as described herein, no Reporting Person has effected any transaction in the Issuer’s common stock during the past 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

(e)    Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby restated in its entirety as follows:

Exhibit 1. Joint Filing Agreement between the Reporting Persons dated January 4, 2008 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 4, 2008).

Exhibit 2. Stock Purchase Agreement, dated as of November 10, 2008, by and among the Issuer, FH V and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 12, 2008).

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2008

FRAZIER HEALTHCARE V, LP

By:	FHM V, LP, its General Partner

	By:	FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge Chief Operating Officer

FHM V, LP

By:	FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge Chief Operating Officer

FHM V, LLC

By:	/s/ Thomas S. Hodge
Thomas S. Hodge Chief Operating Officer